

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 14, 2011

Ms. Soledad Bayazit
Chief Executive Officer and Chief Financial Officer
Resource Acquisition Group, Inc.
2770 South Maryland Parkway, Suite 314
Las Vegas, NV 89109

> **Re:** **Resource Acquisition Group, Inc.**
> **Current Report on Form 8-K dated February 14, 2011 and filed February 14, 2011**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2010**
> **File No. 0-53244**

Dear Ms. Bayazit:

We have reviewed your filings and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.


8-K


General

1. Please file an amendment to your Form 8-K to address the comments below.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

2. Please expand your discussion and analysis of revenue for all periods presented to quantify:

- The changes in same store sales.

- The impact on revenues of stores opened within the last 12 months.

- The impact on revenues of stores closed within the last 12 months.

Please refer to Item 303(A) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

3. Please disclose when during fiscal year 2009 the 24 stores were closed and the nine stores were opened.

4. We note that you attribute the decline in gross profit margin to the store closures made subsequent to the acquisition of Gros. It is unclear how this explanation provides investors with a complete understanding of the decline in your gross profit margin for the nine month period ended September 30, 2010 as compared to the prior period since the margin is a percentage of revenues recognized and revenues also declined due to the store closings. Please provide investors an understanding why costs did not decline at the same rate as revenues.

5. Please disclose the amount of restructuring costs recognized during each period presented for the store closings.

Liquidity and Capital Resources, page 25

6. We note that total current assets were significantly less than total current liabilities as of September 30, 2010 and December 31, 2009. Please provide investors a comprehensive explanation on how you determined that you will be able to meet your obligations within the next 12 months, including the specific course of action that you intend to take to meet your obligations as they become due. Please note that your discussion and analysis of your liquidity position is to include an analysis of your short term and long term sources of cash flows and your short term and long term uses of cash flows. Please provide investors a detailed explanation on the implications to your business and to them if you are unable to meet your obligations as they become due. Please refer to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

7. We note that your accounts receivable includes your marketing activities on behalf of your suppliers. We further note that vendor allowances totaled $2 million for the nine months ended September 30, 2010 as compared to your accounts receivable balance of ~$1.3 million as of September 30, 2010. Please provide investors an aging of your accounts receivable balance.

Contractual Obligations, page 29

8. Please include interest payments in your contractual obligations table. This disclosure will increase transparency of your cash flows as it relates to your debt obligations. To the extent that the interest rates are variable and unknown, please use your judgment to determine the amount to include in your table for estimates of future variable rate interest payments. Please also provide the disclosures of your assumptions for the variable interest payments. Please refer to Item 303(A)(5) of Regulation S-K for guidance.

Critical Accounting Policies and Estimates, page 30

9. Please include the estimated fair values of the assets and liabilities acquired from your acquisition of Gros on January 1, 2009 as a critical accounting estimate. Please ensure your discussion provides investors a comprehensive understanding of the critical estimates you made when estimating the fair value of each of the assets acquired and the liabilities assumed, including how those estimates impacted your determination of fair value and the factors and circumstances that could result in a change in estimate in the future. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

10. We note that goodwill is 28.4% of total assets and 48.4% of total stockholders' equity as of December 31, 2009. As such, please include your evaluation of goodwill for impairment as a critical accounting estimate, or provide us a comprehensive explanation why the estimates associated with your evaluation of goodwill for impairment are not critical. Your disclosure should provide investors an understanding on how you determined your reporting units and the number of reporting units with allocated goodwill; the method(s) used to estimate the fair value of your reporting units; and the critical estimates used in the method(s). To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units in the aggregate or individually could materially impact your operating results or total equity, please provide the following disclosures for each of these reporting units:

    - The percentage by which fair value exceeds the carrying value as of the most recent step one test.

    - The amount of goodwill.

    - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Our Directors and Executive Officers, page 35

11. Please revise your Item 401(f) disclosure to cover events that occurred during the past 10 years.

12. We note that you conduct substantially all of your operations in Kazakhstan. To enhance our understanding of how you prepare your financial statements, we ask that you provide us information that will help us answer the following questions.

- How do you maintain your books and records and prepare your financial statements?

  o If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

  o If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

  - We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    < What role he or she takes in preparing your financial statements.

    < What relevant education and ongoing training he or she has had relating to U.S. GAAP.

- < The nature of his or her contractual or other relationship to you.

- < Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant.

- < About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

- o If you retain an accounting firm or other similar organization to prepare your U.S. GAAP financial statements, please tell us:

  - < The name and address of the accounting firm or organization.

  - < The qualifications of their employees who perform the services for your company.

  - < How and why they are qualified to prepare your financial statements.

  - < How many hours they spent last year performing these services for you.

  - < The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

- o If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us their names, but please tell us:

  - < Why you believe they are qualified to prepare your financial statements.

  - < How many hours they spent last year performing these services for you.

  - < The total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Certain Relationships and Related Party Transactions, page 39

13. We note that SM Market entered into lease agreements for six of its stores in 2009 with related parties. Please tell us what consideration you have given to filing the lease agreements as exhibits under Item 601(b)(10)(ii)(D) of Regulation S-K.

14. We note disclosure under the "Notes" subparagraph on page 41 indicates that the company's obligations under the note are guaranteed by Oxenuk Equity Fund Corp., which is a related party. Please revise your Item 404 disclosure as appropriate. See Item 404(d) of Regulation S-K and Instruction 1 to Item 404(d). Further, please tell us what consideration you have given to filing any agreement that evidences the terms of the guaranty as an exhibit under Item 601(b)(10) of Regulation S-K.

15. We note disclosure in "Note 9 – Line of Credit" on page F-15 indicates that the company entered into a secured line of credit agreement that is secured by real estate owned by a related party entity and guarantees from two additional related parties. Please revise your Item 404 disclosure as appropriate. See Item 404(d) of Regulation S-K and Instruction 1 to Item 404(d). Also, please tell us what consideration you have given to filing the line of credit agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

16. If applicable, provide the disclosure on any promoter as required by Item 404(c) of Regulation S-K.

Description of Securities, page 40

17. Please disclose that the description of your capital stock, certificate of incorporation, and bylaws is a summary of their material provisions. Also, please file the certificate of incorporation and bylaws as exhibits under Item 601(b)(3) of Regulation S-K.

Changes in Registrant's Certifying Accountant, page 42

18. We note your disclosure that there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K. However, we note from your fiscal year 2010 Form 10-K that you and your independent public accounting firm identified a material weakness in your internal control over financial reporting, which is a reportable event. Please refer to Item 304(a)(1)(v)(A) of Regulation S-K for guidance. As such, please revise your disclosure for this reportable event and any other reportable event that may have occurred during the two most recent fiscal years and subsequent interim period through the date of dismissal. Please also include as an exhibit and updated letter from your independent public accounting firm in accordance with Item 304(a)(3) of Regulation S-K.

Financial Statements and Exhibits, page 44

19. Please provide audited financial statements for fiscal year 2007 for American Retail Group, Inc. (ARG). Otherwise, please tell us how you determined that ARG meets the definition of a smaller reporting company. Please refer to Rule 12b-2 of the Exchange Act for the definition of a smaller reporting company.

20. We note that ARG completed an acquisition that has been included in ARG's audited financial statements for fiscal year 2009. Please include audited financial statements for Gros Chain of Supermarkets, LLP (Gros) for fiscal years 2008 and 2007 in an amendment to the Form 8-K to meet ARG's reporting requirements under Article 3-05 of Regulation S-X for the significant acquisition. Otherwise, please demonstrate for us how Gros did not meet the significance threshold of over 50% for the significance tests. Please refer to Articles 1-02(w) and 3-05 of Regulation S-X for guidance.

21. We note that you have provided interim financial information in the Form 8-K for ARG for the nine months ended September 30, 2010. Please confirm to us that you will file on Form 8-K the audited financial statements for American Retail Group, Inc. for the fiscal year 2010 to avoid any lapse in financial reporting. Please tell us when you expect to file the Form 8-K.

Common Stock, page 60

22. Please indicate whether holders of the common stock have cumulative voting rights. See Item 202(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

23. Please request Femida-Audit 000 to separately report on its audit of ARG's two fiscal years ended December 31, 2009 and its review of ARG's nine months ended September 30, 2010 and September 30, 2009 as the scope of an audit is significantly different from the scope of a review. Please include the audit and review reports in an amendment to the Form 8-K. Please refer to AU Section 508 for guidance on preparing a report on audited financial statements and AU Section 722.37 - .46 for guidance in preparing a review report by an independent registered public accounting firm.

Consolidated Statements of Income and Other Comprehensive Income (Loss), page F-4

24. Please reclassify the gains and losses on disposal of assets to be included within income from operations. Please refer to ASC 360-10-45-5 for guidance.

Consolidated Statement of Stockholders' Equity, page F-5

25. We note your disclosure that ARG completed a reverse merger with SM Market's shareholders for 12 million shares of its common stock on March 10, 2010. In a reverse merger between an operating company and a shell company, the statement of stockholders' equity in the recapitalized entity should reflect the accounting acquirer's historical statement

of stockholders' equity with adjustments made similar to a stock split; however, the par value is adjusted to reflect the accounting acquiree's historical par value with the different reflected in retained earnings. For the statement of stockholders' equity presented, it appears as though the shares issued in the reverse merger were pushed back to the beginning of the period. In this regard, you have not reflected any shares associated with the partner capital contributions made during fiscal years 2008 and 2009 and the shares issue to Eldorado Invest Company (Eldorado) during fiscal year 2009. Please revise. Please also tell us the number of shares SM Market exchanged for the 12 million shares in ARG. SM Market's historical retained earnings amounts should be the same after the reverse merger. Also, please confirm that ARG had a zero balance for total stockholders' equity as of March 10, 2010. In this regard, the amount included in the total stockholders' equity column for the post-reverse merger statement for ARG should be the ending total stockholders' equity balance as of March 10, 2010.

26. We note your disclosure in Note 10 that you recognized interest expense for the unsecured, interest-free loan agreement with ELIKA against additional paid-in capital. Based on your disclosures, total interest expense recognized from the start of the loan in fiscal year 2008 through September 30, 2010 is $3,607,575. Please tell us where the interest expense has been reflected in the statements of stockholders' equity. Please note that the reverse merger should not have changed your recognition of this item during each fiscal year presented.

27. Please tell us what the debt discount on loan payable in the amount of $4,240,676 recognized during fiscal year 2008 represents, including the specific authoritative literature that supports your accounting.

Consolidated Statements of Cash Flows, page F-6

28. We note your disclosure on page F-11 that the amounts recognized in the statements of cash flows will not necessarily agree with the changes in assets and liabilities from the consolidated balance sheets due to foreign currency translations. However, the differences noted between the changes in assets and liabilities and the cash flows recognized are significant. Please provide us reconciliations between the consolidated statements of cash flows and the consolidated balance sheets for accounts receivable, advances to suppliers, inventory, other current assets, and accounts payable and accrued expenses.

Note 1 – Organization and Basis of Presentation, page F-7

29. We note that ARG is incorporated in Las Vegas, Nevada. We further note that SM Market and Gros conduct all of their operations in Kazakhstan. Please include parent only financial statements as an exhibit in accordance with Article 5-04 of Regulation S-X. Otherwise, please disclose that there are no restrictions on the transfer of your Kazakhstan operating

entities' net assets of more than 25% to the parent company. Please also refer to Article 12-04 of Regulation S-X for the form and content of the parent only financial statements.

Note 2 – Summary of Significant Accounting Policies, page F-7

General

30. We note that rent expense is significant to income from operations for each period presented. As such, please include your accounting policy for your leases. Your policy should clearly explain how you assess each lease for classification as an operating or finance lease along with the corresponding accounting implications to your consolidated financial statements. Please refer to ASC 840 for guidance.

Inventory, page F-9

31. It appears from the amounts recognized in inventories on the balance sheet and the amounts of revenues and cost of revenue that you recognize all of the goods and products sold in your supermarkets initially as inventories. If our assumption is correct, it is unclear from your disclosures in the Form 8-K whether this is appropriate. In this regard, we note the following disclosures that suggest the majority of your goods and products sold in your supermarkets do not transfer risks of ownership to you:

- On page 12, you note that you pay most of your suppliers only after goods are sold.

- On page 17, you note that your suppliers must reimburse you for the cost of spoiled goods returned to you by your customers for a refund.

- On page 20, you note that your contracts shift responsibility to your supplier if a customer is injured by the supplier's contract.

- On page 24, you note that most of the goods you sell are taken on a consignment basis pursuant to which you are not obligated to pay the distributors until after goods are sold and unsold goods are returned.

  Please advise. To the extent that you are not recognizing these goods as inventories in your balance sheet and then as cost of revenues in the income statement, please provide us a detailed explanation on how you determined that it is appropriate to recognize revenues for the sale of these goods on a gross basis rather than a net basis. Please refer to ASC 605-45 for guidance. Finally, please revise your disclosure to clearly communicate to investors what your inventories represent in light of the disclosures you have made regarding most of the goods you sell being on a consignment basis.

Note 4 – Advances to Suppliers, page F-13

32. We note your statement that suppliers commonly require advance payment in cash for their products. We further note your disclosure on page 12 that you pay most of your suppliers only after goods are sold. On page 24, you state that most of the goods you sell are on a consignment basis and you are not obligated to pay the distributors until after goods are sold. Please reconcile the potential inconsistency in these disclosures.

Note 9 – Line of Credit, page F-15

33. Please disclose the interest rates for your line of credit for each period presented. Please also disclose the amount available for borrowing under the line of credit as of September 30, 2010 without violating any covenants.

Note 11 – Convertible Note Payable, page F-15

34. We note your statement that you determined there is no beneficial conversion feature for the $1,201,000 convertible notes based on the intrinsic value. Please provide us your comprehensive analysis that demonstrates your conclusion that the convertible notes do not contain a beneficial conversion feature. In this regard, we note that the conversion rate is the lesser of $7.00 per share or $5.05 per share, which is based on your statement that the principal is convertible into 238,000 shares of common stock as of September 30, 2010. As you were not a publicly traded company at the date of issuance, the per share fair value of your common stock is not readily determinable. However, using total stockholders' equity and your outstanding and issued shares of common stock as a general benchmark as of September 30, 2010, your book value per share exceeds the effective conversion price. Please refer to the guidance in ASC 470-20-30-3 – 30-8 and ASC 470-20-55.

Note 15 – Taxes, page F-18

35. We note your disclosure that the statutory tax rate for the Republic of Kazakhstan was 30% for fiscal year 2008 and 20% for fiscal year 2009 and thereafter. We further note your reconciliation of the statutory income tax rate and the effective income tax rate in which it appears you are implying that the difference in the foreign tax rate reduces the statutory rate to zero, meaning your foreign tax rate is zero. Please address these potential inconsistencies in your disclosure. Further, we note that you have applied the Republic of Kazakhstan's statutory rate as an uncertain tax position. Please explain why it appears as though you have taken the position in your previously filed tax returns that you do not owe any taxes under the Republic of Kazakhstan's tax rules and regulations. If this assumption is incorrect, please expand your disclosures to provide a detailed explanation of the uncertainties

associated with positions you have taken in your previously filed tax returns and/or future tax returns.

36. Please provide disclosures for your temporary and permanent differences in the bases of your assets and liabilities for financial statement reporting purposes and tax reporting purposes (i.e., your deferred tax assets and liabilities). In this regard, we note that your provision for income taxes for fiscal year 2009 includes a deferred portion. To the extent that there were no basis differences for fiscal year 2008, please disclose this fact along with an explanation as to why. Please refer to ASC 740-10-50-2 – 50-7 for guidance.

Note 17 – Acquisitions, page F-20

37. Please provide with all of the material facts surrounding the ultimate acquisition of Gros and the reverse merger with ARG. Specifically, please address each of the following:

- We note your disclosure that Eldorado made a cash payment of $60,255,247 as of December 31, 2008. Please tell us who received this payment. Please tell us what consideration Eldorado received in exchange for the cash payment (e.g., shares of common stock in Gros). Please confirm to us the date of the cash payment and the date the corresponding consideration was received by Eldorado. Please tell us how this transaction was accounted for in Gros' US GAAP financial statements, including the journal entries made, if any. If this transaction had an impact to SM Market's US GAAP financial statements, please tell us how the transaction was accounted for, including the journal entries made and the accounting literature that supports the accounting. Please tell us Gros' US GAAP total equity as of December 31, 2008.

- We note that SM Market made a cash payment of $39,744,753 during fiscal year 2009 in accordance with the March 1, 2009 asset purchase agreement. Please tell us who received this payment. Please tell us what consideration SM Market received in exchange for the cash payment (e.g., shares of common stock in Gros). Please confirm to us the date of the cash payment(s) and the date the corresponding consideration was received by SM Market. Please tell us how this transaction was accounted for in SM Market's US GAAP financial statements, including the journal entries made and the accounting literature that supports the accounting. Please tell us Gros' US GAAP total equity as of January 1, 2009 and March 1, 2009.

- We note that Eldorado and SM Market entered into an agreement in connection with SM Market's March 1, 2009 asset purchase agreement for Gros. If Eldorado has a financial interest (e.g., owner of a certain percentage of common stock) in SM Market prior to the signing of this agreement, please tell us what that financial interest is along with Eldorado's ownership percentage. Please tell us what consideration was exchanged by both parties in connection with this agreement, including the date of the exchange. Please tell us how this consideration was reflected in SM Market's US GAAP financial statements, including how the fair value of the consideration exchanged was determined. Please tell us how this agreement was reflected in SM Market's US GAAP financial statements, including the authoritative literature that supports the accounting.

38. Please provide us copies of the agreements/contracts/documents that support each of the transaction discussed above. To the extent that there were other related/relevant transactions that have not specifically been discussed above, please provide us copies of the documentation supporting those transactions, a detailed explanation of the transactions, and how those transactions have been accounted for on the relevant financial statements.

39. Please explain to us why the payment amount reflected in the consolidated statement of cash flows is $44,049,344 instead of the $39,744,753 paid by SM Market during fiscal year 2009, resulting in a difference of $4,304,591. As part of your explanation, please tell us how the difference has been reflected in the consolidated balance sheet and/or the consolidated statements of income.

40. We note your disclosure that ARG issued its shares of common stock to Eldorado based on the cash payment by Eldorado as of December 31, 2008. We further note your statement in Note 1 that ARG acquired all of the outstanding share capital of SM Market in exchange for 12,000,000 shares of ARG's common stock. Please reconcile these two statements for us. Specifically, please tell us the name of the person or entity that received shares of ARG's common stock as part of this transaction, including the number of shares received and the corresponding equity ownership percentage. Please also tell us the specific consideration (e.g., shares of common stock in SM Market or shares of common stock in Gros) each person or entity gave to ARG in return.

41. We note that you issued stock to Eldorado for its ownership interest in Gros and also for future services to be provided. Please revise your disclosure to separately state the number of shares issued to Eldorado for its interest in Gros and for the future services Eldorado agreed to provide. Please also separately present these issuances in your consolidated statements of stockholders' equity. Please also confirm that you recognized the fair value of the shares issued for future services as an expense, including the amount and location on your consolidated statements of income.

42. We note your disclosure that in addition to the lease commitments for the 40 operating stores, you also acquired licenses and rights to operate the same 40 stores and the rights to certain intellectual property. However, you have not recognized intangible assets for these assets. ASC 805-20-25-1 requires the recognition of all identifiable assets acquired

separately from goodwill. ASC 805-20-25-4 notes that this may include the recognition of assets that were not previously recognized by the acquiree. Please either restate your identification of assets acquired and the corresponding fair values as of January 1, 2009, or provide us a detailed explanation why you do not believes the licenses and rights acquired to operated the 40 stores and the rights acquired to certain intellectual property did not have a fair value as of January 1, 2009. Please refer to ASC 805-20-55-2 – 55-51 for additional guidance.

Pro Forma Combined Financial Statements

43. Please revise the pro forma earnings per common share to reflect the shares held by Resource Acquisition Group, Inc. at the date of the reverse merger as if those shares were issued and outstanding as of January 1, 2009. In this regard, we note your disclosure that there were 20,801,603 shares of common stock issued and outstanding as of February 14, 2011, of which 801,603 shares were held by Resource Acquisition Group, Inc. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

44. Please provide us your consolidated statement of stockholders' equity that has been retroactively adjusted to reflect the reverse merger transaction as of December 31, 2010. Please provide us explanations for the adjustments made to retroactively reflect the reverse merger transaction, as appropriate.

Exhibits

45. Disclosure in "Note 17 – Acquisitions" on page F-20 indicates that the company completed its acquisition of Gros Chain of Supermarkets, LLP in 2009. Please tell us what consideration you have given to filing the asset purchase agreement dated March 1, 2009 as an exhibit. See Item 601(b)(10) of Regulation S-K.

46. Please tell us what consideration you have given to filing the ELIKA loan agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

Exhibit 2.1

47. We note that you omitted exhibit A to the share exchange agreement filed as exhibit 2.1 to the Form 8-K. Item 601(b)(2) of Regulation S-K requires inclusion of an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please revise.

10-K

Exhibits 31.1 and 31.2

48. We note that the certifying individuals included their titles in the opening lines of these certifications. In future filings, please refrain from including the titles of the certifying officers at the beginning of the certification.

49. We note that you omit the internal control over financial reporting language from the introductory portion of paragraph 4 and that you omit paragraph 4(b) relating to internal control over financial reporting. Please amend the Form 10-K to include full Item 9A disclosure and the financial statements. For guidance, you may refer to Interpretation 246.13 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" on the Commission's website at http://www.sec.gov.

Closing

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 if you have any other questions.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (212) 688-7273 and U.S. Mail
Darren Ofsink, Esq.
Guzov Ofsink, LLC
900 Third Avenue, 5th Floor
New York, NY 10022